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June 30, 2023	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Austin Pattan
Kathleen Krebs
Division of Corporation Finance Office of Technology

Re:	CXApp Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed June 30, 2023
File No. 333-271340

Ladies and Gentlemen:

On behalf of our client, CXApp Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company originally filed with the Commission on April 19, 2023 (the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Sheikh, the Company’s Chief Executive Officer, dated June 28, 2023, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraph in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Registration Statement on Form S-1 filed June 30, 2023

Principal Stockholders, page 97

1.	We note your revisions to the beneficial ownership table in response to prior comment 5. Please continue to revise the table to be consistent with the disclosure requirements of Item 403 of Regulation S-K. For example,

●	In the preface to the table or in footnote (1), disclose the total number of Class A shares, Class C shares and Common Stock outstanding.
●	It is not clear why you disclose that the Sponsor beneficially owns 15,158,304 shares rather than 15,756,304 shares. Please advise.
●	It is not clear how you arrived at the percentage beneficial ownership of the Sponsor and Khurram P. Sheikh. Please advise.
●	You should disclose the natural person(s) who have voting and/or investment power over the company’s shares held by the Sponsor.
●	With respect to Khurram P. Sheikh’s beneficial ownership amount, you should provide footnote disclosure of the amount of such shares he has the right to acquire beneficial ownership within 60 days. You should also clarify whether his share amount includes the shares held by the Sponsor.
●	You continue to include a row entitled “Pro forma Common Stock”.

There are just examples. Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has updated the beneficial ownership table on page 97 in Amendment No. 3.

Selling Securityholders, page 98

2.	Please include the shares underlying BlackRock's private warrants in BlackRock's beneficial ownership amount prior to and after the offering. In addition, please indicate the number of shares being offered by the Sponsor that consist of shares underlying the Sponsor's private warrants.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 98 in Amendment No. 3.

* * *

We thank the Staff for its review of the foregoing and Amendment No. 3. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name:	Michael J. Mies

cc:	Khurram P. Sheikh, CXApp Inc.

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